SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Aneel opens Public Consultation for Copel Distribuição's 5th Tariff Review Cycle

with preliminary R$8.3 billion RAB

Companhia Paranaense de Energia - COPEL (“Company”) company that generates, transmits, distributes and trades energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), communicates to its shareholders and the market in general that, National Electric Energy Agency (“Aneel”), published on this date Public Consultation Notice 11/2021 which aims to obtain subsidies for the process of the 5th Periodic Tariff Review Cycle of Copel Distribuição S.A., being that the net amount of the regulatory remuneration base (“RAB”) was preliminarily established at R$8.3 billion.

The consultation notice also includes preliminary information on other items of the process, such as:

• Portion A, which includes costs with charges, transportation and energy, of R$9,031,844,871;

• Portion B, comprising operating costs, annuities, remuneration, depreciation, sunk revenue and others, of R$2,740,900,806;

• Factor X, defined based on the potential gains in productivity, compatible with the growth of the market and the number of consumer units, the quality of service, and the transition from efficient operating costs, of -0.49%.

The benchmark for regulatory losses was proposed at 5.47% on the injected energy for technical losses and 4.87% on the low voltage market for non-technical losses for the entire cycle, with no reduction target.

Also according to the Agency, a preliminary rate review rate of 9.67% was established (average effect to be perceived by the consumer).

The amounts are preliminary and are subject to the final decision of the regulatory body after the conclusion of the public consultation process. The tariff revision numbers will be known at the time of their final approval by Aneel, scheduled to take place in June 2021, and will be applied as of June 24, 2021.

The Company will keep the market informed about the tariff review process.

Curitiba, March 30, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 30, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.